

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2006

Mr. Paul Wiesner
Chief Financial Officer
Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202

> **Re:** **Storm Cat Energy Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 16, 2006**
> **Response Letter Dated October 6, 2006**
> **File No. 1-32628**

Dear Mr. Wiesner:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We have considered your responses to the prior comments in our letter dated September 14, 2006. In view of the nature and extent of the revisions contemplated in your responses, we do not believe that deferring those revisions until such time as you file future documents is appropriate. Accordingly, we believe that an amendment to your most recent 20-F is necessary. The amended document should include all revisions which your response letter indicates would be made in future filings. Please note that we do not believe that the future filing

of a Form 8-K or Form 10-Q represents an appropriate method of addressing the revisions contemplated in your responses.

Financial Statements

Oil and Gas Producing Activity, page 90

2.   We have read your response to comment 11 of our letter dated September 14, 2006. Please tell us if you have the appropriate Canadian exemption from NI – 51-101 to file under US filing requirements.

3.   We have read your response to comment 12 of our letter dated September 14, 2006. We believe that the filing needs to be amended to remove the dollar signs from the table on reserve quantity changes. Also, the table appears under the heading for the Standardized Measure of Discounted Future Net Cash Flows. We believe this is confusing and should be corrected in an amended filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief